One Ridgmar Centre 6500 West Freeway, Suite 800 Fort Worth, Texas 76116 817.989.9000 telephone 817.989.9001 facsimile www.approachresources.com

September 28, 2017

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. H. Roger Schwall, Division of Corporation Finance

Re:	Approach Resources Inc.

Registration Statement on Form S-3 filed September 15, 2017, as amended by Amendment No. 1 to Registration Statement on Form S-3 filed September 27, 2017 (the “Registration Statement”)

File No. 333-220489

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Approach Resources Inc. hereby requests that the Securities and Exchange Commission take appropriate action to accelerate the effectiveness of the above-referenced Registration Statement so that it becomes effective at 5:00 p.m., Eastern Time, on October 2, 2017, or as soon thereafter as practicable.

Please address any questions or comments with respect to this request to our counsel, Thompson & Knight LLP, by contacting Jessica Hammons (telephone: (214) 969-1349; facsimile: (214) 999-1558).

Sincerely,

/s/ Sergei Krylov
Sergei Krylov
Executive Vice President and Chief Financial Officer

cc:	Parhaum J. Hamidi, Attorney-Advisor

J. Ross Craft, Approach Resources Inc., Chairman of the Board of Directors and Chief Executive Officer

J. Curtis Henderson, Approach Resources Inc., Chief Administrative Officer

Josh Dazey, Approach Resources Inc., Vice President – General Counsel

Jessica. W. Hammons, Thompson & Knight LLP